UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 001-09618

(Check One):	[X] Form 10-K	[_] Form 20-F	[_] Form 11-K	[_] Form 10-Q	[_] Form 10-D	[_] Form N-SAR	[_] Form N-CSR

For Period Ended October 31, 2005
[_] Transition Report on Form 10-K
[_] Transition Report on Form 20-F
[_] Transition Report on Form 11-K
[_] Transition Report on Form 10-Q
[_] Transition Report on Form N-SAR
For the Transition Period Ended:____________

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:   N/A

PART I - REGISTRANT INFORMATION

Navistar International Corporation
Full Name of Registrant

N/A
Former Name if Applicable

4201 Winfield Road
Address of Principal Executive Office (Street and Number)

Warrenville, IL 60555
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[__]

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Navistar International Corporation (the company) is unable to timely file its Report on Form 10-K for the period ended October 31, 2005 because it is still in discussions with its registered public accounting firm, Deloitte and Touche, LLP, on a number of open items and cannot complete the preparation of the required financial information without unreasonable effort or expense. In mid December 2005, a key member of the Deloitte audit team assigned to the company went on unexpected and extended medical leave and a new audit team from Deloitte is now working to complete the year-end audit for fiscal 2005. The company and Deloitte are reviewing a number of open items, including some complex and technical accounting issues. The company continues to devote all available resources to expedite the process and bring the audit to conclusion. The company will file its Report on Form 10-K as soon as practicable following the resolution of the foregoing matters.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification
Mark T. Schwetschenau	(630)	753-3106
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [_] No
________________________________________________________________________

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [_] Yes [X] No
________________________________________________________________________

If so, attach an explanation of the anticipated change, both narratively, and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On January 17, 2006, Navistar International Corporation (the company) issued a press release announcing that it was delaying the filing of its Report on Form 10-K for the period ended October 31, 2005 because it was still in discussions with its registered public accounting firm, Deloitte and Touche, LLP, on a number of open items. The company further stated that it and Deloitte were reviewing a number of complex and technical accounting issues. While the company does not anticipate any significant change in its results of operations from the corresponding period for the last fiscal year, until resolution of the above matters is complete, the company is unable to estimate the impact the resolution of those issues may have, if any, on the company’s results of operations.

This Notification of Late Filing on Form 12b-25 contains forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act, and the Private Securities Litigation Reform Act of 1995. Such forward-looking statements only speak as of the date of this notice and we assume no obligation to update the information included in this notice. Such forward-looking statements include information concerning our possible or assumed future results of operations, including descriptions of our business strategy. These statements often include words such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate” or similar expressions. These statements are not guarantees of performance or results and they involve risks, uncertainties and assumptions, including the risk of continued delay in the completion of our financial statements. Although we believe that these forward-looking statements are based on reasonable assumptions, there are many factors that could affect our actual financial results or results of operations and could cause actual results to differ materially from those in the forward-looking statements.  For a further description of these factors, see Exhibit 99.1 to our Form 10-K for the fiscal year ended October 31, 2004.
.

Navistar International Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: January 17, 2006	By: /s/ Mark T. Schwetschenau
Mark T. Schwetschenau Senior Vice President and Controller (Principal Accounting Officer)